================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 26)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                87927W10
      (Title of class of securities)                    (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 16, 2005
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 9)

-----------------------------------------------------------               -----------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               -----------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                             EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                            Not Applicable
                           OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [X]
                                                                                                            (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                   WC
-------------------------------------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]

-------------------------------------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES                     ----------------------------------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       2,017,357,029*
OWNED BY                                                                                      2,217,357,029**
EACH                                                                                          (See Item 5)
REPORTING                  ----------------------------------------------------------------------------------------------------
PERSON WITH                9                       SOLE DISPOSITIVE POWER:                    0
                           ----------------------------------------------------------------------------------------------------
                           10                      SHARED DISPOSITIVE POWER:                  2,017,357,029*
                                                                                              2,217,357,029**
                                                                                              (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           2,017,357,029*
                                                                                              2,217,357,029**
                                                                                              (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                               [ ]

-------------------------------------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              18.69%*
                                                                                                            20.17%**
                                                                                                            (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


* Excluding the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from JPMorgan, as described in Item 3.

** Including the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from JPMorgan, as described in Item 3.

                                    (Page 2)

-------------------------------------------------------------              ----------------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------              ----------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                            EDIZIONE FINANCE INTERNATIONAL S.A.
                            I.R.S. IDENTIFICATION NO.                           Not Applicable
                            OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                               (a)  [X]
                                                                                                            (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
-------------------------------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-------------------------------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   7                      SOLE VOTING POWER:                         0
SHARES                      ---------------------------------------------------------------------------------------------------
BENEFICIALLY                8                      SHARED VOTING POWER:                       2,017,357,029*
OWNED BY                                                                                      2,217,357,029**
EACH                                                                                          (See Item 5)
REPORTING                   ---------------------------------------------------------------------------------------------------
PERSON WITH                 9                      SOLE DISPOSITIVE POWER:                    0
                            ---------------------------------------------------------------------------------------------------
                            10                     SHARED DISPOSITIVE POWER:                  2,017,357,029*
                                                                                              2,217,357,029**
                                                                                              (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,017,357,029*
                                                                                              2,217,357,029**
                                                                                              (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                            SHARES:                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  18.69%*
                                                                                                                 20.17%**
                                                                                                                 (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                              CO



* Excluding the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from JPMorgan, as described in Item 3.

** Including the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from JPMorgan, as described in Item 3.


                                    (Page 3)

-------------------------------------------------------------              ----------------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------              ----------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                            RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                            I.R.S. IDENTIFICATION NO.                           Not Applicable
                            OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                               (a)  [X]
                                                                                                            (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
-------------------------------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-------------------------------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   7                      SOLE VOTING POWER:                         0
SHARES                      ---------------------------------------------------------------------------------------------------
BENEFICIALLY                8                      SHARED VOTING POWER:                       2,017,357,029*
OWNED BY                                                                                      2,217,357,029**
EACH                                                                                          (See Item 5)
REPORTING                   ---------------------------------------------------------------------------------------------------
PERSON WITH                 9                      SOLE DISPOSITIVE POWER:                    0
                            ---------------------------------------------------------------------------------------------------
                            10                     SHARED DISPOSITIVE POWER:                  2,017,357,029*
                                                                                              2,217,357,029**
                                                                                              (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          2,017,357,029*
                                                                                              2,217,357,029**
                                                                                              (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                            SHARES:                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             18.69%*
                                                                                                            20.17%**
                                                                                                            (See Item 5)
-------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                           PN


* Excluding the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from JPMorgan, as described in Item 3.

** Including the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from JPMorgan, as described in Item 3.


                                    (Page 4)

         This Amendment No. 26 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 2.  Identity and Background

         On January 27, 2005, Olimpia announced that the Olimpia Capital Raising (as that term is defined in Item 4 of Amendment No. 25 to the Statement on Schedule 13D) had been fully subscribed. Each of Pirelli & C., Edizione Finance and Hopa has subscribed for and purchased all of the Olimpia Shares that were offered to it in connection with the Olimpia Capital Raising. In addition, Pirelli & C. has subscribed for and purchased all of the Olimpia Shares that were offered to each of BCI and UCI in connection with the Olimpia Capital Raising. After giving effect to the issuance of Olimpia Shares to each of Pirelli & C., Edizione Finance and Hopa, the share capital of Olimpia is held by Pirelli & C., Edizione Finance, Hopa, BCI and UCI in the following respective proportions: 57.66%, 16.8%, 16%, 4.77% and 4.77%. A copy of a press release issued by Olimpia on January 27, 2005 concerning the Olimpia Capital Increase is filed as Exhibit 59.

Item 3.  Source and Amount of Funds or Other Consideration

         Reference is made to the Mediobanca Forward Sale Agreement, the Caboto Forward Sale Agreement and the JPMorgan Forward Sale Agreement (as each of those terms is defined in Item 4 of Amendment No. 25 to the Statement on Schedule
13D). On February 16, 2005, Olimpia announced that it had purchased: (i) 135,291,206 Telecom Italia Shares from Mediobanca at a price per share of 3.0305 euro pursuant to the Mediobanca Forward Sale Agreement; (ii) 130,300,000 Telecom Italia Shares from Caboto at a price per share of 3.0549 euro pursuant to the Caboto Forward Sale Agreement; and (iii) 424,130,480 convertible bonds issued by Telecom Italia (which are

                                    (Page 5)
convertible into an aggregate of 200,000,000 Telecom Italia Shares) from JPMorgan at a price per share (on an as converted basis) of 3.1299 euro pursuant to the JPMorgan Forward Sale Agreement. In each case, Olimpia obtained the purchase price from capital contributed by its shareholders in connection with the Olimpia Capital Raising. A press release issued by Olimpia on February 16, 2005 concerning the transactions (and which announces that Olimpia will soon convert the convertible bonds into Telecom Italia Shares) is filed as Exhibit 60.

Item 4.  Purpose of Transaction

         On February 16, 2005, Olimpia entered into a forward sale agreement with Mediobanca (the "February 2005 Mediobanca Forward Sale Agreement") pursuant to which Olimpia agrees to purchase from Mediobanca certain Telecom Italia Shares for an aggregate purchase price of 283,000,000 euro. The purchase price per Telecom Italia Share will be determined by reference to the price paid by Mediobanca to acquire such Telecom Italia Shares during the term of the February 2005 Mediobanca Forward Sale Agreement (subject to minor adjustments to reflect transaction costs that may be incurred by Mediobanca), but will not in any event exceed 3.50 euro. The number of Telecom Italia Shares to be acquired by Olimpia pursuant to the February 2005 Mediobanca Forward Sale Agreement will be determined by dividing 283,000,000 euro by the price per Telecom Italia Share determined in accordance with the previous sentence. If the weighted average market price of Telecom Italia Shares exceeds 3.50 euros for any seven consecutive trading days during the term of the February 2005 Mediobanca Forward Sale Agreement, then either party may convene a meeting with the other party for the purpose of renegotiating the terms of the purchase and sale of the Telecom Italia Shares. If the parties are unable to reach an agreement within five trading days following the date of such meeting, then Mediobanca will be required to sell to Olimpia only that number of Telecom Italia Shares as Mediobanca has acquired by such date in contemplation of its obligations under the February 2005 Mediobanca Forward Sale Agreement. Settlement of the transactions contemplated by the Mediobanca Forward Sale Agreement will occur on a date (which is to be determined by Olimpia) between February 28, 2005 and May 31, 2005. A copy of an English translation of the February 2005 Mediobanca Forward Sale Agreement is filed as Exhibit 61.

         Also on February 16, 2005, Olimpia entered into a forward sale agreement with Caboto (the "February 2005 Caboto Forward Sale Agreement") pursuant to which Olimpia agrees to purchase from Caboto certain Telecom Italia Shares for an aggregate purchase price of 283,000,000 euro. The material terms of the February 2005 Caboto Forward Sale Agreement are identical to those of the February 2005 Mediobanca Forward Sale Agreement described in the preceding paragraph. A copy of an English translation of the February 2005 Caboto Forward Sale Agreement is filed as Exhibit 62.

Item 5.  Interest in Securities of the Issuer

         The information contained in Item 3 above is incorporated herein by reference. After giving effect to the acquisition by Olimpia of the 265,591,206 Telecom Italia Shares and the 424,130,480 Telecom Italia convertible bonds referred to in Item 3,

                                    (Page 6)

Olimpia holds 2,217,357,029 Telecom Italia Shares (including, and assuming the conversion of, all such convertible bonds), representing approximately 20.17% of the total number of outstanding Telecom Italia Shares. (Excluding the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from JPMorgan referred to in
Item 3, Olimpia holds 2,017,357,029 Telecom Italia Shares, representing approximately 18.69% of the total number of outstanding Telecom Italia Shares.)

         The information contained in Item 4 above concerning the February 2005 Mediobanca Forward Sale Agreement and the February 2005 Caboto Forward Sale Agreement is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         The information contained in Item 4 above concerning the February 2005 Mediobanca Forward Sale Agreement and the February 2005 Caboto Forward Sale Agreement is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

59.      Press release of Olimpia, dated as of January 27, 2005.

60.      Press release of Olimpia, dated as of February 16, 2005.

61. Forward Sale Agreement, dated as of February 16, 2005, between Olimpia and Mediobanca. [English translation]

62. Forward Sale Agreement, dated as of February 16, 2005, between Olimpia and Caboto. [English translation]


                                    (Page 7)

                                  EXHIBIT INDEX


Exhibit No.
-----------

59.      Press release of Olimpia, dated as of January 27, 2005.

60.      Press release of Olimpia, dated as of February 16, 2005.

61. Forward Sale Agreement, dated as of February 16, 2005, between Olimpia and Mediobanca. [English translation]

62. Forward Sale Agreement, dated as of February 16, 2005, between Olimpia and Caboto. [English translation]



                                    (Page 8)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    March 1, 2005
                                             EDIZIONE HOLDING S.p.A.



                                             By: /s/ Gianni Mion
                                                 ------------------------------
                                                 Name:  Gianni Mion
                                                 Title: Chief Executive Officer

                                    (Page 9)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    March 1, 2005

                                             EDIZIONE FINANCE INTERNATIONAL S.A.


                                             By: /s/ Gustave Stoffel
                                                 ------------------------------
                                                 Name:  Gustave Stoffel
                                                 Title: Director


                                    (Page 10)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    March 1, 2005

                                             RAGIONE S.a.p.a DI GILBERTO
                                              BENETTON E C.


                                             By: /s/ Gilberto Benetton
                                                 ------------------------------
                                                 Name:  Gilberto Benetton
                                                 Title: Chairman


                                    (Page 11)